Exhibit 99.(l)

INITIAL SHARE PURCHASE AGREEMENT

This Agreement is made as of the 12th day of January, 2015 between Worthington Capital Management LLC (the “Purchaser”), and Value Line Funds Investment Trust, a Massachusetts business trust (the “Trust”) on behalf of its series, Worthington Value Line Equity Advantage Fund (the “Fund”).

WHEREAS, the Trust wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Trust, 10,000 shares of beneficial interest of the Fund at a purchase price of $10.00 per share (collectively, the “Shares”); and

WHEREAS, the Purchaser is purchasing the Shares for the purpose of providing the initial capitalization of the Trust as required by the Investment Company Act of 1940;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Simultaneously with the execution of this Agreement, the Purchaser is delivering to the Trust the amount of $100,000 in full payment for the Shares.

2.	The Purchaser agrees that it is purchasing the Shares for investment and has no present intention of redeeming or reselling the Shares.

Executed as of the date first set forth above.

WORTHINGTON CAPITAL MANAGEMENT LLC

/s/ Steven Sansom
By: Steven Sansom
Its: President

VALUE LINE FUNDS INVESTMENT TRUST

On behalf of its series, Worthington Value Line Equity Advantage Fund

/s/ Mitchell E. Appel
By: Mitchell E. Appel
Its: President and Chief Executive Officer